UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mustang Bio, Inc.

File No. 000-55668- CF#34969

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Mustang Bio, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2017. Mustang Bio, Inc. amended its application and refiled Exhibits 10.12 and 10.13 with fewer redactions as Exhibits 10.4 and 10.5, respectively, to a Form 10-Q filed on August 14, 2017.

Based on representations by Mustang Bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through March 30, 2020
Exhibit 10.13	through March 30, 2020
Exhibit 10.14	through March 30, 2020
Exhibit 10.15	through March 30, 2020
Exhibit 10.16	through March 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary